Exhibit (d)(7)

August 23, 2013

To:	Fifth Third Bank
222 South Riverside Plaza, Suite 3000
Chicago, IL 60606
	Attention:	Kyle Silberman
Please email to: kyle.silberman@53.com

Re: $100.0 million Secured Credit Facilities

Ladies and Gentlemen:

First Tennessee Bank(the “Lender”) is pleased to commit to American CyberSystems, Inc. (the “Borrower”) to provide a portion of the above referenced Facilities, for which Fifth Third Bank will act as the Lead Arranger & Sole Bookrunner on the terms and conditions set forth in the Term Sheet, Our offered commitment amount (“Offered Commitment Amount”) is $10,000,000.00 of the Secured Credit Facilities.

The Lender acknowledges that it has, independently and without reliance upon Fifth Third Bank or any of its affiliates, or any other bank and based on the financial statements of the Borrower and such other documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this commitment.

The Lender also acknowledges that entering into the Secured Credit Facilities is subject to satisfactory documentation substantially on the terms and conditions set forth in the Term Sheet. The Lead Arranger shall have no liability or responsibility to the Lender if such Facilities are not entered into.

The Lender understands and agrees that the proposed Offered Commitment Amount is subject to acceptance by the Borrower and the Lead Arranger. The Offered Commitment Amount may be reduced by the Borrower and the Lead Arranger and that the Lead Arranger will notify the Lender of the amount of the Lender’s accepted commitment (“Allocated Commitment”).

Very truly yours,

First Tennessee Bank

/s/ Brandon Abney
By: Brandon Abney

Title: Portfolio Manager - Corporate Banking

First Tennessee Bank National Association

701 Market Street

Chattanooga, TN 37402

Phone: (423) 757-4011